FORUM NATIONAL INVESTMENTS LTD.
Six Month Report Fiscal 2009

MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
(ALL FIGURES BELOW AND IN THE ATTACHED SCHEDULES ARE STATED IN CANADIAN DOLLARS, unless otherwise stated)

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of the Company’s unaudited interim consolidated financial statements as at and for the six-month period ended March 31, 2009.

The following Management Discussion and Analysis dated August 10, 2009 should be read in conjunction with the Company’s consolidated financial statements for the six-month period ended March 31, 2009. All results in this report are presented in Canadian dollars, unless otherwise indicated.

Overview

Based in Vancouver, B.C., Forum National Investments Ltd.:

  Owns and operates travel clubs under the name of Snowbird Vacations and Family Vacations Centers. In addition to accessing a full service travel agency and other travel benefits, travel club members are entitled to rent vacation ownership rentals from a broad variety of participating resorts at wholesale rates. The Company did not actively market new membership in the six-months ended March 31, 2009, but is actively investigating non-traditional channels from which to grow membership.
  Owns a passenger carrying yacht; the 120’ MV Spirit of 2010. The vessel was launched in February 2009 for charter cruises to the Pacific Northwest, Alaska and Baja Mexico in addition to day cruises from its home port in Vancouver, B.C.. Marketing of the vessel and charters opportunities to the general public in addition to the existing travel club membership continued during the Quarter and included a prominent placement of the vessel at the Vancouver International Boat Show in February of 2009.
  Operates within the Life Settlement market. A Life Settlement is the purchase of an existing life insurance policy by a third party. The third party then continues to make the premiums payments until the policy has matured and at that time receives the benefits. The Company received payment of its matured policy in the 2nd Quarter. There were no changes to the portfolio in the quarter. The Company presently holds $26 million in face value and sees this new market as a high growth opportunity in which to participate through its subsidiary The American Life Settlement Society.

Working Capital

As at March 31, 2009, we have cash on hand of approximately $6,270,721 (compared to $ 227,795 at the end of March 31, 2008, which were the result of financings completed in 2007). We anticipate that it is likely that we will continue to have a negative cash flow from operations for the balance of 2009 and into 2010. Any additional major marketing initiatives or business development will also increase our cash requirements. Accordingly, management may be required to seek additional financing including from the sale of common shares which could potentially result in a dilution to the existing shareholders. Should current economic conditions persist, management anticipates challenges raising financing through debt or equity.

While we believe all of these corporate initiatives will result in growth in our overall businesses, it is premature to make any trend assessment with respect to sales.

Operating Results

Six months ended March 31, 2009 compared with six months ended March 31, 2008

Excluding net Life Settlement revenues, revenues from operations were $2,351,431 for the six months ended March 31, 2009 compared with $2,304,951 for the six months ended March 31, 2008, an increase of 2.2% or $46,480. The overall increase in revenue was a result of the increases in membership dues of $332,498. Sales from our membership sales and Travel club division were at $268,476 during the six months ended March 31, 2009 compared with $450,522 during the six months ended March 31, 2008.

Expenses were $1,602,685 for the six months ended March 31, 2009 compared with $3,084,737 for the six months ended March 31, 2008, a decrease of $1,482,052. The decrease of costs of $1,482,052 can be attributed to several factors, including the elimination of active marketing operations and the resulting decrease in wages, commissions and marketing costs for these operations of $1,120,483. The most notable increase in operating costs was legal and accounting costs from $88,757 for the six months ended March 31, 2008 to $255,617 for the six months ended March 31, 2009 a 188% increase due to increased complexities in the Company’s financial reporting related to Life Settlement operations, acquisitions and other issues, as well as issues related to restatement of prior periods.

The Company continues to achieve efficiencies in management and administrative roles for all the divisions.

Summary of Quarterly Results

Three months ended	03/31/09 $	12/31/08 $	09/30/08 $	06/30/08 $	03/31/08 $	12/31/07 $	09/30/07 $	06/30/07 $
Income from Operations	(43,129)	36,427	(3,453,582)	835,696	(223,713)	(556,073)	(2,375,966)	23,173
Income from Life Settlements	388,212	385,629	45,187	5,176,420	239,252	239,251	-	-
Total Revenues	1,513,549	1,611,723	(907,326)	7,541,138	1,633,100	1,150,354	854,686	704,392

Wages	322,043	401,381	419,240	797,355	919,882	924,026	2,949,154	220,346
General and Administrative	(189,882)	599,626	(752,448)	1,808,458	678,569	524,875	250,415	442,362
Amortization - Property & Memberships	280,855	188,660	709,760	20,238	19,110	18,275	31,083	18,512
Earnings (Loss)	347,944	419,051	(3,406,395)	6,012,116	15,539	(316,822)	(2,514,647)	161,854
Earnings (loss) per share	0.01	0.01	0.00	0.31	0.00	0.00	0.00	0.04

Liquidity and Capital Resources

During the six-month period ended March 31, 2009, the Company increased its cash position by $6,042,926 to $6,270,721 from $227,795 at September 30, 2008 from receipt of a receivable due.

We continue to endeavor to operate our travel club operations on a cash neutral position. With the recent economic climate in the province of Ontario, the Company’s offices located in that area have been individually evaluated for their contributions or use of cash on a monthly basis in their membership sales and marketing initiatives. As of this time we are inactive in marketing of the travel club memberships. We are continuing to evaluate all corporate expenditures and investigate growth opportunities within these divisions. Management believes it has sufficient liquidity and capital resources for the foreseeable future. To continue our investments in our operations and projects we may be required to continue to draw down our cash reserves accordingly. Management may be required to seek additional financing including from the sale of common shares which could potentially result in a dilution to the existing shareholders. Should current economic conditions persist, management anticipates challenges raising financing through debt or equity.

At September 30, 2008, our liabilities relating to operations consisted primarily of a credit facility for the yacht construction of $4,504,575, accounts payable to suppliers and service providers of $897,956 and operating lease obligations of $215,020.

Contractual Commitments

The Company's total contractual obligations at March 31, 2009 were $6,200,000 and were comprised of various types of debt, contracts, and operating leases.

	Payments Due by period (12 months ending) March 31, 2009
Contractual Obligations
($ in thousands, except per share data)	Total	2010	2011	2012	2013	2014	2014 and thereafter

CAT Facility and Other loan	5,998	611	635	590	590	590	2,982

Convertible notes payable	40	40	-	-	-	-	-

Operating leases (office equipment and premises)	162	97	50	15	-	-	-

Total Contractual obligations	6,200	748	685	605	590	590	2,982

Outstanding Share Information

Authorized capital

Unlimited - Common shares without par value

Unlimited - Series “A” - Preference non-dilutive convertible shares without par value (convertible to 50% of outstanding common shares at the time of conversion)

Unlimited - Series “B” - Preference convertible shares without par value (convertible to one common share for each preferred share held)

Issued and outstanding capital

At August 10, 2009, our issued share capital was comprised of the following:

  28,613,983 common shares;
  13,933,983 Series ”A” Preferred Non-Dilutive shares; and
  13,933,983 Series ”B” Preferred Shares.

Off Balance Sheet Arrangements

The company has no off balance sheet arrangements.

Related Party Transactions

Critical Accounting Estimates

Impairment of Long-lived Assets

Canadian generally accepted accounting principles require that long-lived assets and intangibles to be held and used by the Company be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated. If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized. Management believes there has been no impairment of the Company’s long-lived assets as at March 31, 2009.

Stock-based Compensation

The Company has a stock-based compensation plan, whereby stock options are granted in accordance with the policies of regulatory authorities. The fair value of all share purchase options granted is expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes valuation model to determine the fair value of share purchase options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimated and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

Legal Proceedings

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. Management is of the opinion that such claims are not likely to have a material adverse effect on the Company’s future operations or financial position.

Stock Exchange

The shares of the Company trade in the United States on the OTC Bulletin Board under the trading symbol “FMNLF”.

Corporate Governance

Forum believes that quality corporate governance is essential to ensuring effective management of our Company. Forum’s corporate governance policy is substantially aligned with the guidelines set out in the report of The Toronto Stock Exchange Committee on Corporate Governance in Canada.

Convergence with International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed the mandatory changeover date to IFRS for Canadian profit-oriented publicly accountable entities (“PAE’s”) such as the Company.

The AcSB requires that IFRS compliant financial statements be prepared for annual and interim financial statements commencing on or after January 1, 2011. For PAE’s with a September 30 year-end, the first unaudited interim financial statements under IFRS will be the quarter ending December 31, 2011, with comparative financial information for the quarter ended December 31, 2011. The first audited annual financial statements will be for the year ending September 30, 2012, with comparative financial information for the year ended September 30, 2011. This also means that all the opening balance sheet adjustments relating to the adoption of IFRS must be reflected in the October 1, 2011 opening balance sheet which will be issued as part of the comparative financial information in the December 31, 2011 unaudited interim financial statements.

The Company intends to adopt these requirements as set out by the AcSB and other regulatory bodies. At this time, the impact of adopting IFRS cannot be reasonably quantified. During fiscal 2009, the Company will continue to evaluate the impact of IFRS on the Company and develop and put in place a plan for the conversion to IFRS. If the Company decides not to early adopt the standards, the actual conversion work will occur in late 2009 and 2010, in anticipation of the preparation of the September 30, 2011 balance sheet that will be required for comparative purposes for all periods ending in 2012.

Disclosure Controls and Procedures and Internal Controls

In contrast to the certificate required under National Instrument 52-109 Certificate of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109, in particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Uncertainties and Risk Factors

See note 5 of the Companies interim financial statements for the six-months ended March 31, 2009 for disclosure of risks affecting the Company’s financial instruments.

Note Regarding Forward-Looking Statements

Statements herein that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “may”, “could”, “should”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including, but not limited to, the Company’s ability to raise additional debt and/or equity financing to fund operations and working capital requirements, the Company’s analysis of its current and future sales and sales trends, its product distribution systems, and changes thereto, and the Company’s expectations regarding the effects of its restructuring efforts, and its production distribution, promotional and marketing activities and the potential benefits of such changes, efforts and activities on its results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing travel and vacationing trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of services, laws and regulations and changes thereto that may affect the way the Company’s service are marketed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.